02041223

SEC MAIL PROCESSING
RECEIVED
JUN 18 2002
WASH. D.C. 155 SECTION

P.E.
6-3-02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

Electrochemical Industries (1952) Ltd.
(Translation of registrant's name into English)

Haifa Bay
Acre Industrial Area
P.O. Box 1929
Haifa, 31019 Israel
(Address of principal executive offices)

PROCESSED
JUN 26 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Yes __X__ No _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No __X__

The following item or items, which are filed herewith, were either filed by or with respect to Electrochemical Industries (1952) Ltd. ("EIL") with the Tel-Aviv Stock Exchange, or distributed by EIL to its security holders, on the date or dates indicated.

Item	Filing/Distribution Date
1. Immediate Report filed with the Tel-Aviv Stock Exchange	June 16, 2002

Item 1

3

תעשיות אלקטרוכימיות (1952) בע"מ
Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

18 June 2002

Messrs.
Securities Authority
22 Kanfei Nesharim Street
Jerusalem 95464

Messrs.
Tel Aviv Stock Exchange
54 Echad Ha'am Street
Tel Aviv

Messers.
Registrar of Companies
97 Jaffa Street
Jerusalem

Re: Immediate report

Following the Companys' immediate report dated June 13, 2002 regarding a breakdown at the Company's intermediate plant, the Company hereby reports that the plant has resumed operation and its performance is being followed up.

Sincerely yours,

Yair Kohavi, Adv.
Corporate Secretary

H:\word\2001\דיווח מיידי-תיקון תקלה במפעל.doc

e-mail:kohavi@eil.co.il POB 2357,Acco 24122, Israel Tel:04-9851497 Fax: 04-9815797

EIL Electrochemical Industries (1952) Ltd.
A Subsidiary of ICC Industries Inc.

SI ISO 9002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELECTROCHEMICAL INDUSTRIES (1952) LTD.

Date: 6/17/02

By: ....
Yair Kohavi, Adv.
Corporate Secretary